SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  19 April 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 05 April 2013
99.2	Transaction in Own Shares dated 05 April 2013
99.3	Director/PDMR Shareholding dated 08 April 2013
99.4	Transaction in Own Shares dated 08 April 2013
99.5	Transaction in Own Shares dated 09 April 2013
99.6	Holding(s) in Company dated 10 April 2013
99.7	Transaction in Own Shares 11 April 2013
99.8	Transaction in Own Shares dated 11 April 2013
99.9	Transaction in Own Shares 12 April 2013
99.10	Transaction in Own Shares 15 April 2013
99.11	Transaction in Own Shares 16 April 2013
99.12	Transaction in Own Shares 17 April 2013
99.13	Transaction in Own Shares 18 April 2013

Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ERIC PEARSON - PDMR, EXECUTIVE VICE PRESIDENT, CHIEF INFORMATION OFFICER		SPOUSE - KELLY PEARSON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	MORGAN STANLEY SMITH BARNEY, LLC BENEFICIAL OWNER ERIC E. PEARSON AND KELLY A. PEARSON		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	5,000 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£20.07		28 MARCH 2013 UNITED STATES
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	215,291 INCLUDING ALL NOTIFIABLE INTERESTS (OF WHICH THE INTEREST IN ORDINARY SHARES IS 120,293) PERCENTAGE HOLDING IS NEGLIGIBLE		4 APRIL 2013

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 5 APRIL 2013

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 05 April 2013 it acquired 40,000 of its own ordinary shares at an average price of 1920.458 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1901 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 140,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,259,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

8 April 2013

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibilities ("PDMR") and connected persons

On 5 April 2013 the following directors and other PDMRs were awarded conditional rights over the numbers of the Company's ordinary shares shown below, under the Company's Long Term Incentive Plan ("LTIP") 2013/2015.  The performance measurement period is from 1 January 2013 to 31 December 2015 and the awards will vest on the business day after the announcement of the Company's 31 December 2015 year end financial results. Under the terms of the LTIP 2013/2015, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director	Number of shares awarded
Kirk Kinsell	53,049
Tracy Robbins	43,819
Tom Singer	56,883
Richard Solomons	76,319
Other PDMRs
Angela Brav	31,459
Keith Barr	27,856
Kenneth Macpherson	21,819
Eric Pearson	30,911
Steven Sickel	16,363
Jan Smits	35,050
George Turner	27,873

In addition, also on 5 April 2013, Kenneth Macpherson has been granted conditional rights over the Company's ordinary shares under the Annual Bonus Plan as follows:

Number of shares awarded	Vesting date
3,274	20 September 2013
5,416	22 September 2014
3,005	22 September 2015

---------------Ends--------------
Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 71 million members worldwide.
IHG franchises, leases, manages or owns over 4,600 hotels and more than 675,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years. InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

For further information, please contact: Investor Relations (Catherine Dolton / Isabel Green): +44 (0)1895 512 176 Media Relations (Yasmin Diamond / Joanna James): +44 (0)1895 512 112

Exhibit 99.4

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 08 April 2013 it acquired 70,000 of its own ordinary shares at an average price of 1932.5778 pence per ordinary share.  The highest and lowest prices paid for these shares were 1939 pence per share and 1921 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 210,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,189,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 09 April 2013 it acquired 70,000 of its own ordinary shares at an average price of 1926.871 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1910 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 280,000ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,119,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):	JPMorgan Asset Management (UK) Limited JPMorgan Investment Management Inc JPMorgan Asset Management (Taiwan) Limited JPMorgan Chase Bank, National Association
5. Date of the transaction and date on which the threshold is crossed or reached:	8 April 2013
6. Date on which issuer notified:	9 April 2013
7. Threshold(s) that is/are crossed or reached:	5% downwards

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	13,129,566	13,129,566			Below minimum threshold		Below minimum threshold
GB00B85KYF37

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Below minimum threshold					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below minimum threshold	Below minimum threshold

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Asset Management Holdings Inc: Below minimum threshold

JPMorgan Asset Management (UK) Limited
JPMorgan Investment Management Inc
JPMorgan Asset Management (Taiwan) Limited
JPMorgan Chase Bank, National Association

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512000

Exhibit 99.7

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 11 April 2013 it acquired 75,000 of its own ordinary shares at an average price of 1945.4298 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1922 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 455,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,944,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 10 April 2013 it acquired 100,000 of its own ordinary shares at an average price of 1908.0716 pence per ordinary share.  The highest and lowest prices paid for these shares were 1926 pence per share and 1889 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 380,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,019,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 12 April 2013 it acquired 75,000 of its own ordinary shares at an average price of 1946.0505 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1932 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 530,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,871,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 15 April 2013 it acquired 100,000 of its own ordinary shares at an average price of 1937.5379 pence per ordinary share.  The highest and lowest prices paid for these shares were 1947 pence per share and 1928 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 630,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,771,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 16 April 2013 it acquired 100,000 of its own ordinary shares at an average price of 1906.2382 pence per ordinary share.  The highest and lowest prices paid for these shares were 1920 pence per share and 1900 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 730,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,671,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.12

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 17 April 2013 it acquired 150,000 of its own ordinary shares at an average price of 1862.4322 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1880 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 880,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 267,521,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.13

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 18 April 2013 it acquired 160,000 of its own ordinary shares at an average price of 1878.5148 pence per ordinary share.  The highest and lowest prices paid for these shares were 1900 pence per share and 1862 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,040,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be267,361,752.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 April 2013